February 11, 2016

John Cash
Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Re: Raven Industries, Inc.
Form 10-K for the year ended January 31, 2015 Filed March 27, 2015
Form 10-Q for the quarter ended October 31, 2015 Filed December 4, 2015
File No. 1-7982

Dear Mr. Cash:

This letter is a response on behalf of Raven Industries, Inc. (the Company) to your comment letter to the undersigned dated January 28, 2016 with respect to the filing listed above.

To facilitate your review, we have included in this letter the your original comments (in bold) followed by our responses, which have been numbered to correspond to the comment letter.

Form 10-K for the year ended January 31, 2015

Consolidated Statements of Income and Comprehensive Income, page 37

1.
We note your disclosure on page 42 that you generate revenue from service-related contracts. Please tell us what consideration you gave to separately disclosing revenue and costs of revenue for service-related contracts. Please refer to Rules 5-03(b) (1) and (2) of Regulation S-X.

The Company applies the guidance set forth in Rule 5-03(b) (1) and (2) of Regulation S-X in determination of its presentation of classes of revenue on the face of the income statement. The Company’s service-related revenues for the year-ended January 31, 2015 totaled $16.1 million and represented approximately 4.3% of net sales. For fiscal 2014 and fiscal 2013, service-related revenues comprised approximately 4.7% and 3.8%, respectively, of net sales. Pursuant to Rule 5-03(b) (2), the Company has included this class of business with sales of tangible products under the caption “Net sales” because it does not exceed 10% of the sum of the classes of revenue. Related costs and expenses for service-related revenue are combined in the same manner as prescribed by the guidance and are presented under the caption “Cost of sales” on the income statement.

205 E 6th Street, Sioux Falls, SD 57104
www.ravenind.com

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page 41

2.
We note your disclosure that unbilled receivables arise when revenues have been earned, but not billed, and are related to differences in timing. Please revise future filings to disclose the amount of unbilled receivables at each balance sheet date, or clarify, if accurate, that amounts are not material.

The Company’s unbilled receivables are not material and represented less than 1% of net sales for fiscal years 2015, 2014, and 2013. We will enhance our disclosures in future filings to disclose material unbilled receivables or state that they are not material as appropriate to the facts and circumstances.

Beginning with our Annual Report on Form 10-K for the period ended January 31, 2016, we will add language to the Accounts Receivable and Allowance for Doubtful Accounts accounting policy substantially the same as that below:

Trade accounts receivable are recorded at the invoiced amount, do not bear interest and are considered past due based on invoice terms. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses. This is based on historical write-off experience by segment and an estimate of the collectability of any known problem accounts. Unbilled receivables arise when revenues have been earned, but not billed, and are related to differences in timing. Unbilled receivables were not material as of January 31, 2015, 2014, or 2013.

Intangible Assets, page 42

3.
We note your disclosure that amortization is computed either on a straight-line basis or under “the undiscounted cash flows method.” Please explain to us, and clarify in future filings, what the undiscounted cash flow amortization method is and when and why you use it.

The Company applies the guidance set forth in ASC 350-30-35-6 in determination of amortization of definite-lived intangible assets. This guidance requires that an intangible asset be amortized over the best estimate of its useful life using an amortization method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used. As disclosed, the Company uses the straight-line method of amortization when it reflects an appropriate allocation of the cost of the intangible asset to earnings in each reporting period. The undiscounted cash flow method likewise is used when we believe it reflects a more appropriate allocation of the cost of the intangible asset to earnings in each reporting period. Under the undiscounted cash flow method, we estimate the cash flows that will occur in each year of the asset’s useful life. The estimated cash flow for each year is calculated as a percentage of the total of the cash flows over the asset’s life and that percentage is applied to the initial value of the asset to determine the annual amortization to be recorded.

Beginning with our Annual Report on Form 10-K for the period ended January 31, 2016, we will disclose our Intangible Assets accounting policy in a manner substantially the same as below:

Intangible assets, primarily comprised of technologies acquired through acquisition, are recorded at cost and are presented net of accumulated amortization. Amortization is computed using an amortization method that best approximates the pattern of economic benefits which the asset provides. The Company has used both the straight-line method and the undiscounted cash flows method to appropriately allocate the cost of intangible assets to earnings in each reporting period.

The straight-line method allocates the cost of such intangible assets ratably over the asset’s life. Under the undiscounted cash flow method, the estimated cash flow attributable to each year of an intangible asset’s life is calculated as a percentage of the total of the cash flows over the asset’s life and that percentage is applied to the initial value of the asset to determine the annual amortization to be recorded.

The estimated useful lives of the Company’s intangible assets range from 3 to 20 years.

We will continue to disclose our selected amortization method in the footnote for acquisitions of, and investments in, businesses and technologies when the acquisition occurs.

Revenue Recognition, page 42

4.
In regard to your disclosure that you recognize revenue for certain service-related contracts under the percentage of completion method of accounting, please address the following in your response and in future filings:

•	Explain the general terms and timeframes for these contracts and your basis for determining that percentage of completion accounting is appropriate;

•	Disclose contract losses recorded during each period presented;

•	Disclose claims/change orders recorded during each period presented;

•	Disclose your accounting policy for pre-contract costs and amounts recorded at each balance sheet date;

•	Disclose the impact of changes in estimates during each period presented; and

•	Disclose incentive payments recognized during each period presented.

The Company’s Aerostar Division, which includes the Vista Research, Inc. subsidiary, is the primary source of revenues recognized under the percentage of completion method of accounting for the Company. Revenues recognized using the percentage of completion method of accounting have totaled less than 3% of consolidated net sales in each of the fiscal years 2013 through 2015.

Service revenues in the Aerostar Division are recognized under contracts providing goods and services to the U.S. federal government and to foreign governments either as direct commercial sales or through the U.S. government, private companies contracting with federal government agencies, or private industry customers located in the United States.

Each such contract is evaluated to determine the appropriate revenue recognition method under the accounting guidance set forth in ASC 605, Revenue Recognition. The Company’s accounting policy for percentage of completion accounting is established based on ASC 605-35, “Revenue Recognition Construction-Type and Production-Type Contracts” as well as ASC 912-605, “Contractors-Federal Government Revenue Recognition.” More specifically, revenues are reported using the percentage of completion method for fixed-price contracts based on the contract terms and when reasonably dependable estimates of progress toward completion, contract revenues, and contract costs are available and the following conditions exist:

•
Contracts include provisions that clearly specify the enforceable rights regarding goods and services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

•	The buyer can be expected to satisfy all obligations under the contract.

•	The contractor can be expected to perform all contractual obligations.

The number of contracts accounted for using the percentage-of-completion method (cost method), total revenue for contracts accounted for using the percentage-of-completion method, and the percentage of revenues recognized under the percentage-of-completion to total revenues (consolidated net sales) for the fiscal years ended December 2014 and 2015 and the nine-months ended October 31, 2015 were as follows:

Period	# of Contracts	Contract Revenues (in 000’s)	% of Consolidated Net Sales
Fiscal year ended January 31, 2014	9	$8,769	2.2%
Fiscal year ended January 31, 2015	6	$2,553	0.7%
Nine-months ended October 31, 2015	3	$ _	-%

Fiscal 2016 revenues recognized under this method are expected to be less than 1% of sales. The term of these contracts ranged from six to eighteen months. Contract losses, claims, change orders, changes in estimates and incentive payments recognized and recorded for such contracts are not material and based on the fact that these amounts are not meaningful they have not been disclosed. The Company will continue to assess materiality in making a determination regarding disclosure of these amounts and will make additional disclosures if they become material at a future time.

Regarding our accounting policy for pre-contract costs, such costs are authorized for spending when, due to the underlying program schedule and timeline of a contract, costs must be incurred prior to the award of a contract. The likelihood of the award must be highly probable based on the parties to the contract. Facts and circumstances supporting such conclusion including information such as the level of authorized pre-contract spending, the anticipated award date, the Company’s experience, if any, in actually being awarded such contracts for the customer, as well as other factors are documented for review by management for deferral of such costs to the balance sheet. Such costs are recorded and accounted for based on the guidance in FAR 31.205-32 and ASC-605-35-25-41.

Quarterly, pre-contract costs are reviewed and assessed for recoverability based on the Company’s current assessment of the nature of the costs deferred, the probability that the contract awarded will be more than the amount deferred (recoverability), the likelihood of the award, the timing of the award, and all other relevant facts and circumstances. Pre-contract costs are written off at the time these factors no longer support the deferral.

No pre-contract costs were deferred and included in the Consolidated Balance Sheets under the caption “Inventories” at January 31, 2015, 2014, or 2013. At the end of the third quarter of fiscal 2016, pre-contract costs of $0.6 million were deferred and included in inventories.

Beginning with our Annual Report on Form 10-K for the period ended January 31, 2016, we will add a Pre-Contract Costs accounting policy substantially the same as that below:

Pre-Contract Costs
From time to time, the Company incurs costs to begin fulfilling the statement of work under a specific anticipated contract still being negotiated with the customer. If the Company determines that it is probable it will be awarded the specific anticipated contract, the pre-contract costs incurred, excluding start-up costs which are expensed as incurred, are deferred to the balance sheet and included in Inventories. Deferred pre-contract costs are reviewed and assessed for recoverability under the contract based on the Company’s assessment of the nature of the costs, the probability and timing of the award, and other relevant facts and circumstances. Write-offs of pre-contract costs are charged to cost of sales when they become known.

Form 10-Q for the period ended October 31, 2015
Note 2 Summary of Significant Accounting Policies

5.
We note your disclosure that you prospectively adopted the straight-line method of depreciation for manufacturing equipment, office equipment, and furniture and fixtures placed in service on or after February 1, 2015. Please address the following:

•	Explain why you changed your method of depreciation for assets placed in service on or after February 1, 2015; and

•	Explain why a preferability letter is not required.

In the fourth quarter of fiscal 2015, the Company determined it was appropriate to review its depreciation methods for assets being acquired. As a result of strategic actions such as the exit of the contract manufacturing business in the Company’s Aerostar and Applied Technology divisions and the focus on highly technical specialized proprietary products, the types of assets used in the Company’s production processes have changed. With technological improvements, these assets generally do not lose value as fast in the early years of the assets’ useful lives. Further, as this type of production equipment have relatively short useful lives (3 to 5 years), the straight-line method better matches the usage pattern than an accelerated method. As part of the review, the Company also assessed all other property, plant and equipment, including office equipment and furniture and fixtures and determined they are well-suited for straight-line depreciation as these assets do not lose efficiency over the years, and the straight-line method is consistent with industry practice.

As a result of this review, the Company determined that the straight-line method of depreciation is preferable because it better allocates the depreciation based on the usage pattern for all asset classes.

In considering whether a preferability letter is required, we determined that the change from the accelerated depreciation method to the straight-line depreciation method is a change in estimate effected by a change in accounting principle. We based this conclusion on the guidance provided in ASC 250-10-45-18 which states “Distinguishing between a change in accounting principle and a change in an accounting estimate is sometimes difficult. In some cases, a change in accounting estimate is effected by a change in accounting principle. One example of this type of change is a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets (hereinafter referred to as depreciation method)”. As with all changes in estimates effected by a change in accounting principle, this type of change may only be made if it is preferable.

Item 601(b) (18) of Regulation S-K requires a preferability letter only if there is a change in accounting principle. Additionally, the Division’s Financial Reporting Manual, Section 4230.2.c.4 states that a preferability letter is not required for a change in accounting estimate effected by a change in accounting principle.  Accordingly, based on the nature of our change, we concluded a preferability letter was not required.

6.	Please revise future filings to disclose the remaining carrying value of goodwill related to the Vista reporting unit.

Beginning with our Annual Report on Form 10-K for the period ended January 31, 2016, we will modify our Goodwill and Other Intangibles footnote by adding a column to our tabular disclosure of changes in the carrying amount of goodwill segregating the Vista reporting unit goodwill. The disclosure and table will be substantially the same as that below:

Goodwill
The changes in the carrying amount of goodwill by reporting unit are shown below:

	Applied	Engineered
	Technology	Films	Aerostar	Vista	Total
Balance at January 31, 2012	$9,892	$96	$979	$11,307	$22,274
Balance at January 31, 2013	9,892	96	789	11,497	22,274
Balance at January 31, 2014	9,892	96	789	11,497	22,274
Acquired goodwill	3,250	27,216	—	—	30,466
Foreign currency translation adjustment	(592)	—	—	—	(592)
Balance at January 31, 2015	$12,550	$27,312	$789	$11,497	$52,148

Management’s Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations, page 24

7.	Please revise future filings to address the following:

•
More fully explain the reasons for the continued and significant negative trends in revenue during the last two fiscal years and address how you assess whether the declines are solely due to industry conditions as opposed to the loss of market share;

•	Quantify each factor you identify as impacting your results, including the impact of acquisitions; and

•	More fully explain the facts and circumstances that resulted in Vista not being awarded the large international contract that you had anticipated.

With respect to your request for additional quantification of factors impacting our results particularly as it relates to the impact of acquisitions, our decisions regarding the integration of acquired companies may make such quantification impractical or unavailable. For example, the operations of Integra were fully integrated into the existing operations and reporting of the Company’s Engineered Films Division during the first three months following the completion of the acquisition. There are no reporting structures in place that allow us to segregate the results of the former Integra operations from all other operations as product SKUs were rationalized, customer relationships were consolidated, production schedules were realigned, and team members were re-deployed across the division, among other integration actions. We do not manage such operations or report these results separate and apart from the Engineered Films segment. In the event we acquire a business and do not fully integrate it into one of our three divisions, we do specifically break out its impact to sales in our Management’s Discussion and Analysis.

Beginning with our Annual Report on Form 10-K for the period ended January 31, 2016, we will modify our Management’s Discussion and Analysis of Results of Operations and Financial Condition to more fully address negative trends in revenue in our Results of Operations – Executive Summary and/or Segment Analysis as appropriate to the circumstances and conditions for each of our segments by adding language substantially the same as that below (only Engineered Films and Applied Technology are shown for illustration purposes):

Engineered Films Division
Engineered Films’ fiscal 2016 third quarter net sales were $36.9 million, a decrease of $4.3 million, or 10.5%, compared to the fiscal 2015 third quarter. Fiscal 2016 year-to-date net sales decreased $21.7 million, or 17.3%, to $104.0 million as compared to the prior year. The decline in sales in both periods was primarily driven by the continuation of the substantial decline in energy market demand as a result of lower oil prices year-over-year, partially offset by the benefit to sales due to the acquisition of Integra Plastics, Inc. (Integra) in November 2015. The Company does not specifically model comparative market share position for any of its operating divisions, but based on customer feedback and evaluation of publicly-available financial information of competitors, we do not believe that revenue trends have been the result of loss of material market share.

The acquisition of Integra improved the Company’s ability to meet customer’s complex conversion needs and leverage a more direct sales channel and was expected to grow the Company’s share of the energy market. However, significant and sustained decline in energy market demand has resulted instead in negative revenue trends. With oil prices at levels not seen since 2003 and energy markets down approximately 80 to 85% year-over-year. Rig counts and well completion rates continue to fall driving down demand for Engineered Films’ energy market products. Data available from Baker Hughes, a worldwide oil field service company, shows that land-based rig counts for the Permian Basin, the division’s primary market for its energy products are down approximately 59% year-over-year as of October 31, 2015 and well-completion rates are also down. The operations of Integra were fully integrated into Engineered Films’ operations in early fiscal 2016 and, as a result, separate quantification of its impact to net sales is not determinable.

Applied Technology Division
Applied Technology's fiscal 2016 third quarter net sales were $21.3 million, a decrease of $11.8 million, or 35.6%, compared to the fiscal 2015 third quarter. Fiscal 2016 net sales for the nine-month period decreased $41.5 million, or 35.9%, to $74.2 million from $115.7 million. These declines in sales were driven by a significant contraction in end-market demand. The Company believes that its market share in the United States has been largely sustained, but that international market share has declined some, particularly in South America. Year-over-year sales to original equipment manufacturer (OEM) and aftermarket customers declined by 41.1% and 25.9%, respectively, for the three months ended October 31, 2015 and 44.2% and 24.5%, respectively, for the first nine months of fiscal 2016.

End-market demand conditions seemed to stabilize during the fiscal 2016 third quarter, and the velocity of sequential sales declines appear to be easing from the levels earlier in the year when corn prices were at 8-year lows. Such macro-level market conditions impact both grower sentiment and the actions of our strategic OEM partners. While OEMs continue to initiate longer planned plant shutdowns based on these economic conditions, the Company’s persistent stream of new agricultural technology make Raven an attractive technology partner for OEMs serving agriculture and such new product development can help to partially offset some of the end-market demand weakness.

Beginning with our Annual Report on Form 10-K for the period ended January 31, 2016, we will modify our Management’s Discussion and Analysis of Results of Operations and Financial Condition to explain the facts and circumstances that resulted in Vista not being awarded the large international contract that we had anticipated in our Results of Operations – Executive Summary and/or Segment Analysis as appropriate to the circumstances and conditions for the Aerostar segments by adding language substantially the same as that below:

Aerostar
Aerostar's fiscal 2016 third quarter net sales were $9.5 million, a decrease of $9.8 million, or 50.9%, compared to the fiscal 2015 third quarter. This decrease was due to the shift away from Aerostar’s contract manufacturing business and the timing of contract awards anticipated for Vista. Fiscal 2016 year-to-date net sales were $27.3 million compared to $56.2 million, down $28.8 million. In addition to the shift away from Aerostar's contract manufacturing business and the timing of contract awards anticipated for Vista, lower sales of stratospheric balloons contributed to the year-to-date decline in sales for the division. Excluding contract manufacturing sales, Aerostar's net sales for third quarter fiscal 2016 were down $3.6 million, or 28.9%, to $8.8 million as compared to $12.4 million in the prior year. On a year-to-date basis, Aerostar’s net sales excluding contract manufacturing sales decreased 29.1%, or $9.7 million, to $23.6 million in fiscal 2015.

Aerostar reported an operating loss of $8.4 million in the third quarter of fiscal 2016 compared to operating income of $3.0 million in the prior third quarter. The operating loss is primarily due to a goodwill impairment charge of $7.4 million. The Company also wrote off deferred pre-contract costs of $2.9 million (of which $2.1 million was related to amounts deferred in prior periods). From time to time, the Company incurs costs before a contract is finalized and such pre-contract costs are deferred to the balance sheet to the extent they relate to a specific project and the Company has concluded that is probable that the contract will be awarded for more than the amount deferred. Pre-contract cost deferrals are common with Vista's business pursuits. As described in Note 2 Summary of Significant Accounting Policies, Vista has been pursuing international opportunities and was in the process of negotiating a large international contract. Despite the Company having a pre-authorization letter from the prime contractor and being in negotiations through the fiscal 2016 second quarter, the contract did not materialize in the fiscal 2016 third quarter as expected. Expectations were lowered as the timing and likelihood of completing certain international pursuits became less certain. Corresponding to these lower expectations, the pre-contract costs associated with these pursuits were written off during the fiscal 2016 third quarter. Vista recorded a charge of $2,933, (which is comprised of $2,075 of costs capitalized as of July 31, 2015 and additional costs of $858 capitalized during August and September 2015) for the write-off of these pre-contract costs. This charge is recorded in “Cost of sales” in the Consolidated Statements of Income and Comprehensive Income. These charges were partially offset by a benefit of $1.5 million as the result of a reduction of an acquisition-related contingent liability (earn-out liability) due to the lowered forecast for the business unit, all of which are related to the Vista business. Excluding these specific items, adjusted Aerostar operating income was $0.5 million for the fiscal 2016 third quarter. For the nine months ended October 31, 2015, adjusted operating income was $0.9 million, or 79.7% below the prior year-to-date operating income of $4.7 million. The decline of adjusted operating income in both periods was primarily due to the lower sales volume of proprietary products, particularly sales declines at Vista.

Critical Accounting Estimates, page 31

8.	In regard to your impairment analyses of goodwill, please address the following in your response and future filings:

•
Quantify and discuss the most significant assumptions used to determine the fair value of the Vista reporting unit, including if and how your assumptions related to projected revenue growth rates and projected operating results compare to historical results and address the potential impact of changes in these assumptions on your estimate of fair value;

•
Quantify and discuss the most significant assumptions used to determine the fair value of the Engineered Films reporting unit, including if and how your assumptions related to projected revenue growth rates and projected operating results compare to historical results and address the potential impact of changes in these assumptions on your estimate of fair value; and

•	Clarify the disclosure regarding your other two reporting units, since, based on disclosures in your Form 10-K, it appears you have three other reporting units.

The following is intended to answer your question and illustrate, in a substantially similar manner, how we will modify our disclosures for Critical Accounting Estimates beginning with our Annual Report on Form 10-K for the period ended January 31, 2016:

For the Vista reporting unit:
The most significant assumptions used to determine the fair value of the Vista reporting unit include: Revenue growth rate (particularly those related to being successful in being awarded large, international contracts and the timing thereof), operating profit margin percentage, and the discount rate.

Ten-year revenue expectations were built using a bottom-up approach for each of Vista’s markets of focus. A key driver of growth for Vista was the timing and magnitude of larger international contract awards. The resulting compound annual growth rate (CAGR) for net sales for the first 5 years (fiscal 2016–2020) of the forecast was approximately 1.5% while the CAGR for net sales for years 6 through 10 (fiscal 2021-2025) of the forecast was approximately 6%. The 2-year historical CAGR since we acquired this business was approximately 31%. The perpetual growth factor selected was 3%, in line with long-term average GDP growth. Using the revenue growth rate to illustrate the sensitivity on this estimated fair value, a one-half percentage decrease in the average revenue growth rate over the 10-year forecast period (and the terminal growth rate in perpetuity) would reduce the estimated fair value of the Vista reporting unit by approximately $0.5 million.

Operating profit margin assumptions for the forecast period averaged approximately 10% of sales. This compares to an average operating profit margin of approximately 8% of sales during fiscal years 2013-2015. The expansion in operating profit margin during the forecast period is driven primarily by the expected savings from the restructuring plan implemented in the third quarter of fiscal 2016 (several million dollars on an annualized basis are expected) as well as leverage of operating expenses on assumed growth in sales. Using the operating profit margin to illustrate the sensitivity on this estimated fair value, a one-half percentage decrease in average operating profit margin over the forecast period would reduce the estimated fair value of the Vista reporting unit by approximately $0.5 million.

The discount rate used in the determination of the fair value was 19.0%. This rate was the value-weighted average of our estimated cost of capital derived using both known and estimated customary market metrics. Using the discount rate to illustrate the sensitivity on this estimated fair value, a one-half percentage point increase in the discount rate would reduce the estimated fair value of the Vista reporting unit by approximately $0.5 million.

For the Engineered Films Reporting unit:

The most significant assumptions used to determine the fair value of the Engineered Films reporting unit include: Revenue growth rate (including assumptions regarding economic conditions, particularly those related to the energy markets served by the division), operating profit margin percentage, capital expenditures (particularly those impacting changes in capacity), and the discount rate.

Ten-year revenue expectations were built using a bottom-up approach for each market served focusing primarily on current product pipelines and new product developments, customer changes, market conditions and drivers, and production capacity. Regarding the revenue growth assumptions, energy market revenues were of particular focus due to current weak end-market demand. The Company estimated the energy market would achieve a modest rebound in demand relative to historical highs during the middle of the 10-year forecast. The resulting compound annual growth rate for net sales for the first 5 years (fiscal 2016-2020) of the forecast was approximately 6% while the CAGR for net sales for years 6 through 10 (fiscal 2021-2025) of the forecast was approximately 5%. The 4-year historical CAGR was approximately 11% from fiscal 2011 through fiscal 2015 on an organic basis (excluding the impact of the Integra acquisition in the fourth quarter of fiscal 2015). The perpetual growth factor selected was 3.0%, in line with average long-term GDP growth. Using the revenue growth rate to illustrate the sensitivity on this estimated fair value, a one-half percentage decrease in the average revenue growth rate over the 10-year forecast period (and the terminal growth rate in perpetuity) would reduce the estimated fair value of the Engineered Films reporting unit by approximately $7.0 million.

Operating profit margin assumption for the forecast period averaged approximately 13% of sales. This compares to an average operating profit margin of approximately 11% of sales during fiscal years 2011-2015. The expansion in operating profit margin during the forecast period is based on the Company’s expectation of the product sales mix, including new products made possible by completion of a new extrusion line, and overall higher capacity utilization, among other factors. Higher-value products, higher margins on such products, and leverage of fixed costs at higher production levels will drive increased operating margins. Using the operating profit margin to illustrate the sensitivity on this estimated fair value, a one-half percentage decrease in average operating profit margin over the forecast period would reduce the estimated fair value of the Engineered Films reporting unit by approximately $7.0 million.

Capital expenditures are a significant input to the valuation of the Engineered Films reporting unit because of a recurring pattern of maintenance spending and spending for capacity increases. Typically, new capacity expansion occurs every three to four years. As a result of the Integra acquisition and the completion of a production line in fiscal 2016 at a cost of approximately $12.0 million, Engineered Films currently has excess capacity and will continue to have excess capacity for some time. Historical capital expenditures from fiscal 2011 through fiscal 2015 were approximately $23.0 million. The average annual capital expenditure amount used in the fair value model for the Engineered Films reporting unit was $7.0 million for the next ten years. Using capital expenditures to illustrate the sensitivity on this estimated fair value, each additional $1.0 million in average capital expenditures over the forecast period would reduce the estimated fair value of the Engineered Films reporting unit by approximately $2.0 million.

The discount rate used in the determination of the fair value was 13.0%. This rate was the value-weighted average of our estimated cost of capital derived using both known and estimated customary market metrics. Using the discount rate to illustrate the sensitivity on this estimated fair value, a one-half percentage point increase in the discount rate would reduce the estimated fair value of the Engineered Films reporting unit by approximately $10.0 million.

You have also asked us to clarify the number the reporting units we have for the purposes of our goodwill impairment reviews. We have four:

•	Engineered Films Division

•	Vista Research, Inc. (a subsidiary of the Company’s Aerostar Division)

•	Aerostar (includes all other Aerostar Division, exclusive of Vista)

•
Applied Technology Division (which includes SBG, which was fully integrated into Applied Technology Division in the first quarter of fiscal 2016 and as such, is no longer a reporting unit under the relevant accounting guidance)

As discussed in our response to your question 6, beginning with our Annual Report on Form 10-K for the period ended January 31, 2016, we will modify our Goodwill and Other Intangibles footnote by adding a column to our tabular disclosure of changes in the carrying amount of goodwill segregating the Vista reporting unit goodwill resulting in each of the Company’s reporting units being disclosed in that table. We will include clarification of the number of reporting units in the MD&A as well.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the comment letter. Please contact me at (605) 335-0146 if you have any questions or further comments.

Sincerely,

/s/ Steven E. Brazones
Steven E. Brazones
Vice President and Chief Financial Officer